Exhibit 99.4

NEWS RELEASE

CONTACT:           JOSH DEBELAK                               (NYSE: BMM)
                                (952) 851-6017                                    FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES DEVELOPMENT AND SUPPLY AGREEMENT WITH CORDIS CORPORATION

March 29, 2001 — Minneapolis, Minnesota, USA — BMC Industries, Inc. (NYSE: BMM) announced today that it has entered into an exclusive development and supply agreement with Cordis Corporation, a wholly-owned unit of Johnson & Johnson (NYSE: JNJ) and a global leader in developing and marketing devices for circulatory disease management.  The agreement with Cordis is to develop and manufacture metal stents for treating blocked circulatory vessels.

“We are excited to enter into this agreement with Cordis, which represents the culmination of four years of development efforts aimed at creating a wholly unique way of utilizing our etching process,” stated Paul B. Burke, BMC’s Chairman and Chief Executive Officer.  “With the opportunity to participate in the rapidly growing stent market, combined with the ability to deploy this new technology to produce other products, we expect significant new revenue streams.”

“Cordis is pleased to begin this association with BMC for the development and introduction of this new technology into our expanding product line of cardiovascular stents,” said Henry Esparza, Vice President, Cordis Operations Worldwide.

Under terms of the agreement, BMC’s Buckbee-Mears group will complete development of technology that will allow for the manufacture of coronary stents using a proprietary process.  “We are excited to be a part of the emerging Cordis story, and look forward to helping them deliver the best solutions for the coronary stent market,” added Benoit Y. Pouliquen, BMC’s President and Chief Operating Officer.

The financial impact of the agreement to BMC in 2001 will be limited.  However, over the course of the succeeding three years, there is the potential for revenue of between $5 to $30 million, depending on the anticipated growth in the coronary stent market, with production expected to commence late in 2001.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is the technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM”.  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, consumer demand for stents; ability to meet customer requirements; competition with alternative technologies and products; and ability to achieve any amount of revenues.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 1999 and other documents filed with the Securities and Exchange Commission.